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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                  Under the Securities and Exchange Act of 1934
                                (Amendment No 7)

                      BLACKROCK ADVANTAGE TERM TRUST, INC.
                                      (BAT)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    09247A101
                                 (CUSIP Number)

                           George W. Karpus, President
                          Karpus Management, Inc. d/b/a
                          Karpus Investment Management
                          14 Tobey Village Office Park
                            Pittsford, New York 14534
                                 (716) 586-4680

      (Name, Address, and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 August 10, 1998
             (Date of Event which Requires Filing of this Statement)

        If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule
                   13D, and is filing this schedule because of
             Rule 13d-1 (b) (3) or (4), check the following box. [x]

                               (Page 1 of 5 pages)
                             There are no exhibits.

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                                 SCHEDULE 13D

CUSIP No. 09247A101                                           Page 2 of 5 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Karpus Management, Inc. d/b/a Karpus Investment Management
     I.D.# 16-1290558

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) [ ]
     (b) [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

                     7.  SOLE VOTING POWER

                         773,550 shares
   NUMBER OF
     SHARES          8.  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY
      EACH
    REPORTING        9.  SOLE DISPOSITIVE POWER
     PERSON
      WITH               773,550 shares

                    10.  SHARED DISPOSITIVE POWER



11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     773,550 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.13%

14.  TYPE OF REPORTING PERSON*

     IA


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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ITEM 1            Security and Issuer
                  Common Stock
                  Blackrock Advantage Term Trust, Inc.
                  Blackrock Financial Management  L. P.
                  345 Park Ave.
                  31 St. floor
                  New York,  New York  10154

ITEM 2            Identity and Background

                  a) Karpus Management, Inc. d/b/a Karpus Investment Management
                     ("KIM")
                     George W. Karpus, President, Director and Controlling Stockholder
                     JoAnn VanDegriff, Vice President and Director
                     Sophie Karpus, Director
                  b) 14 Tobey Village Office park
                     Pittsford, New York   14534
                  c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations, endowments, trust and others, specializing in conservative asset management (i.e. fixed income investments).
                  d) None of George W. Karpus, JoAnn VanDegriff, or Sophie
                     Karpus ("the Principals") or KIM has been convicted in the past five years of any criminal proceeding (excluding traffic violations).
                  e) During the last five years non of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
                  f) Each of the Principals is a United States citizen.
                     KIM is a New York corporation.

ITEM 3               Source and Amount of Funds or Other Considerations
                     KIM, an independent investment advisor, has accumulated shares of BAT on behalf of accounts that are managed by KIM ("the Accounts") under limited powers of attorney. All funds that have been utilized in making such purchases are from such Accounts.

ITEM 4               Purpose of Transaction
                     KIM has purchased Shares for investment purposes. Being primarily a fixed income manager, with a specialty focus in the closed end fund sector, the profile of BAT fit the investment guidelines for various Accounts. Shares have been acquired since February 8, 1995.

ITEM 5               Interest in Securities of the Issuer
                  a) As of the date of this Report, KIM owns 773,550 shares, which represents 8.13% of the outstanding Shares. George
                     W. Karpus, (President of KIM) presently owns 3,000 shares purchased on February 27, 1997 at a price of $8.625 per share. Karpus Investment Management Profit Sharing Plan owns 1,000 shares purchased on June 9, 1995 at a

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                     price of $8.625 per share. None of the other Principals
                     presently owns shares.

                  b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

                  c) The first open market purchase occurred on February 8,
                     1995 as previously reported. Open market purchases for the last 90 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases, during such period unless indicated.


       Date      Shares     Price Per        Date        Shares    Price Per
                              Share                                  Share

      5/7/98      6,900       9.375         6/23/98      26,600     9.4375
      5/8/98      5,000       9.375         6/24/98       5,000     9.4375
      5/8/98      1,700      9.3125         6/25/98         500    9.43475
     5/11/98      1,300        9.38         6/26/98       1,700     9.5625
     5/14/98      1,800       9.375         7/13/98       1,900       9.50
     5/15/98      2,000       9.375         7/14/98       1,600       9.50
     5/18/98      5,500       9.375         7/15/98         100     9.4375
     5/21/98      1,500       9.375         7/15/98       4,000       9.50
     5/22/98      1,500       9.375         7/16/98       3,000     9.4375
     5/26/98      1,000       9.375         7/17/98       9,400     9.4375
     5/27/98       -300       9.375         7/17/98      -8,000     9.4375
     5/27/98      4,700       9.375         7/20/98       1,500     9.4375
     6/15/98      3,000      9.4375         7/21/98         200     9.4375
     6/18/98      1,500      9.4375         7/28/98      10,000       9.50
     6/19/98      3,000      9.4375         7/29/98       3,750       9.50
     6/22/98      9,000      9.4375         7/30/98       1,750     9.4375
                                            7/31/98      12,500       9.50

                     The Accounts have the right to receive all dividends from, any proceeds from the sale of the Shares. KIM reserves the right to further accumulate or sell shares. None of the Accounts has an interest in shares constituting more than 5% of the Shares outstanding.

ITEM 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.
                     Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of BAT securities.

ITEM 7               Materials to be Filed as Exhibits
                     Not applicable.

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Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                            Karpus Management, Inc.

August 10, 1998                             By: /s/ George W. Karpus
------------------                              --------------------
      Date                                            Signature

                                            George W. Karpus, President
                                            ---------------------------
                                                    Name / Title